Exhibit 99.2

TDH Holdings Announces Fourth Quarter and Fiscal Year End 2017 Financial Results

TDH Holdings, Inc. Reports Fiscal Year 2017 Financial Results

QINGDAO, China, Apr. 30, 2018/ PRNewswire/ – TDH Holdings, Inc. (NASDAQ: PETZ) (“TDH” or the “Company”), a PRC-based company that specializes in the development, manufacturing and sales of various pet food products under multiple established brands in China, Asia and Europe, today announced its audited financial results for the twelve months ended December 31, 2017.

Fiscal Year 2017 Financial Highlights:

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2017	2016	% Change
Revenues	$28.98	$24.44	18.6%
Gross profit	$8.30	$7.08	17.3%
Gross margin	28.6%	28.9%	-0.3	pp*
Operating income	$0.27	$1.15	-76.8%
Operating margin	0.9%	4.7%	-3.8	pp*
Net income	$0.12	$1.01	-88.6%
EPS - basic and diluted	$0.01	$0.13	-89.1%

* pp: percentage points

●	Revenues increased by 18.6% to $28.98 million for 2017, with growth in sales across overseas, domestic and E-commerce.

●	Gross profit increased by 17.3% to $8.30 million for 2017 from $7.08 million for 2016.

●	Operating income was $0.27 million for 2017, compared to $1.15 million for 2016. The decrease in operating income was mainly due to the increase in selling, general and administrative expenses that more than offset the increase in gross profit. Selling expense increased due to the increase in e-commerce promotion expenses, e-commerce platform commission, shipping and handling expenses and payroll expenses for marketing personnel, all part of the Company’s strategy to expand E-commerce business in the past two years; and general and administrative expense increased primarily due to the increased professional fees related to the IPO and an increase in management compensation.

●	Net income was $0.12 million, or $0.01 per basic and diluted share, for 2017, compared to $1.01 million, or $0.13 per basic and diluted share, for 2016.

Rongfeng Cui, Chairman and Chief Executive Officer of TDH, commented, “With revenues and gross profit increasing by 18.6% and 17.3%, respectively, our 2017 results highlighted steady growth momentum of our business. While the pet food industry in China remained highly fragmented and competitive in 2017, we benefited from a diversified portfolio of over 200 products and balanced sales and distribution channels that included both retail partners and wholesale distributor across overseas, domestic and E-commerce platforms. Innovation and new product launch also played a key role in our sales growth with new products introduced during the year accounted for 74% of sales in 2017.”

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Fiscal Year 2017 Financial Results

Revenues

The Company generates its revenues from product sales, mainly including sales for pet chews, dried pet snacks and wet canned pet foods. Revenue consists of the invoiced value for the sales, net of value-added tax (“VAT”), business tax, and applicable local government levies. For 2017, revenues increased by $4.54 million, or 18.6%, to $28.98 million from $24.44 million for 2016. The increase in revenues was across overseas, domestic and E-commerce sales. Our sales growth was mainly driven by the growth in sales volume as blended average selling prices for our products had been relatively stable for 2017 and 2016.

	For the Twelve Months Ended December 31,
	2017		2016		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Overseas	$21,190	73.1%	$18,883	77.2%	$2,307	12.2%
Domestic	2,086	7.2%	1,129	4.6%	957	84.8%
E-commerce	5,734	19.8%	4,462	18.3%	1,273	28.5%
less: sales tax and addition	(31)	-0.1%	(29)	-0.1%	(2)	5.6%
Total	$28,980	100.0%	$24,444	100.0%	$4,536	18.6%

Overseas sales increased by $2.31 million, or 12.2%, to $21.19 million for 2017 from $18.88 million for 2016. Domestic sales increased by $0.96 million, or 84.8%, to $2.09 million for 2017 from $1.13 million for 2016. Sales from the e-commerce channel increased by $1.27 million, or 28.5%, to $5.73 million for 2017 from $4.46 million for 2016.

	For the Twelve Months Ended December 31,
	2017		2016		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Pet chews	$9,614	33.2%	$10,317	42.2%	$(702)	-6.8%
Dried pet snacks	14,852	51.2%	11,205	45.8%	3,647	32.6%
Wet canned pet food	3,035	10.5%	1,926	7.9%	1,109	57.6%
Dental health snacks	857	3.0%	607	2.5%	250	41.2%
Baked pet biscuits	8	0.0%	124	0.5%	(116)	-93.4%
Others	644	2.2%	295	1.2%	349	118.4%
Less: sales tax and addition	(31)	-0.1%	(29)	-0.1%	(2)	5.6%
Total	$28,980	100.0%	$24,444	100.0%	$4,536	18.6%

Sales of dried pet snacks increased by $3.65 million, or 32.6%, to $14.85 million for 2017 from $11.20 million for 2016. Sales of wet canned pet food grew by $1.11 million, or 57.6%, to $3.04 million for 2017 from $1.93 million for 2016. Sales of pet chews, dried pet snacks, wet canned pet food, and dental health snacks accounted for 33.2%, 51.2%, 10.5%, and 3.0%, respectively, for 2017, compared to 42.2%, 45.8%, 7.9%, and 2.5%, respectively, for 2016.

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Cost of revenue

Cost of revenues consists primarily of raw materials, labor and factory overhead expenses necessary to manufacture finished goods. Cost of revenues increased by $3.31 million, or 19.1%, to $20.68 million for 2017 from $17.37 million for 2016. The increase in cost of revenues was roughly in line with the increase in revenues. As a percentage of revenues, cost of revenues was 71.4% for 2017, compared to 71.1% for 2016.

Gross profit and gross margin

Gross profit increased by $1.22 million, or 17.3%, to $8.30 million for 2017 from $7.08 million for 2016. Gross margin decreased by 0.3 percentage point to 28.6% for 2017 from 28.9% for 2016.

Operating expense

Operating expense consists of selling expense, general and administrative expense and research and development expense.

Selling expense increased by $1.44 million, or 41.9%, to $4.88 million for 2017 from $3.44 million for 2016. The increase in selling expense was mainly due to the increase in e-commerce promotion expenses, e-commerce platform commission, shipping and handling expenses and payroll expenses for marketing personnel, as it was the Company’s strategy to expand E-commerce business in the past two years.

General and administrative expense increased by $0.69 million, or 48.9%, to $2.10 million for 2017 from $1.41 million for 2016. The increase in general and administrative expense was mainly attributable to the increased professional fees related to the IPO and the increase in management compensation.

Research and development expense was $1.05 million for 2017, compared to $1.08 million for 2016.

As a result, total operating expenses increased by $2.11 million, or 35.5%, to $8.03 million for 2017 from $5.92 million for 2016.

Operating income and operating margin

Income from operations decreased by $0.88 million, or 76.8%, to $0.27 million for 2017 from $1.15 million for 2016. The decrease in income from operations was mainly driven by increase in selling, general and administrative expenses that more than offset the increase in gross profit. Operating margin was 0.9% for 2017, compared to 4.7% for 2016.

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Net Income and earnings per share

Net income was $0.12 million, or $0.01 per basic and diluted share, for 2017, compared to $1.01 million, or $0.13 per basic and diluted share, for 2016. The significant decrease in net income and earnings per share were resulted from the increase in selling, general and administrative expenses that more than offset the increase in gross profit.

Financial Condition

As of December 31, 2017, the Company had cash and cash equivalents of $2.35 million, compared to $1.15 million at December 31, 2016. Accounts receivable and inventories were $1.93 million and $9.14 million, respectively, as of December 31, 2017, compared to $0.87 million and $5.97 million, respectively, at the end of 2016. Total working capital was $6.92 million as of December 31, 2017, compared to $0.85 million at the end of 2016.

Net cash used in operating activities was $2.67 million for 2017, compared to $1.49 million for 2016. Net cash used in investing activities was $1.39 million for 2017, compared to net cash provided by investing activities of $0.94 million for 2016. Net cash provided by financing activities was $5.26 million for 2017, compared to $1.07 million for 2016.

Recent Developments

On September 21, 2017, the Company announced the pricing of its initial public offering (the “IPO”) of 1,325,000 common shares at a public offering price of $4.25 per share, for total gross proceeds of approximately $5.63 million. The shares began trading on the NASDAQ Capital Market on September 21, 2017 under the ticker symbol “PETZ.” On September 25, 2017, the Company announced the closing of the IPO.

On September 28, 2017, the Company announced that ViewTrade Securities, Inc., who acted as the managing underwriter and sole book-runner of the IPO, had exercised the full over-allotment option to purchase an additional 198,750 shares at the IPO price per share. As a result of the exercise of this over-allotment option, the Company had raised additional gross proceeds of approximately $0.84 million.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

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About TDH Holdings, Inc.

Founded in April 2002, TDH Holdings, Inc. (the “Company”) (NASDAQ: PETZ), is a developer, manufacturer and distributer of a variety of pet food products under multiple brands that are sold in the China, Asia and Europe. The Company has four production facilities and offers in excess of 200 products, including pet chews, dried pet snacks, dental health snacks, and baked pet biscuits, as well as non-food items like dog leashes, pet toys, etc. More information about the Company can be found at www.tiandihui.com.

Safe Harbor Statement

This news release contains forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. Specifically, the Company’s statements regarding its continued growth and business outlook, are forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of the Company. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties that are described more fully in the Company’s registration statement on Form F-1 that was filed with the SEC. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by TDH or any other person that their objectives or plans will be achieved. The Company does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information, please contact:

Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com

Phone: +1-732-910-9692

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TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2017	2016

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,346,109	$1,145,103
Restricted cash, current	797,668	707,120
Accounts receivable	1,932,924	865,491
Advances to suppliers	633,554	711,751
Inventories	9,135,332	5,973,124
Due from related parties	361,961	35,842
Prepayments and other current assets	371,796	383,932
Total current assets	15,579,344	9,822,363
NON-CURRENT ASSETS:
Restricted cash, non-current	500,000	-
Property, plant and equipment, net	3,520,373	3,306,735
Land use rights, net	211,023	110,821
Total non-current assets	4,231,396	3,417,556
Total assets	$19,810,740	$13,239,919

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$4,734,110	$3,262,375
Account payable - related parties	152,298	111,139
Notes payable	1,377,106	1,414,232
Advances from customers	231,230	802,339
Advances from customers - related party	7,520	-
Short term loans	1,402,514	1,728,185
Taxes payable	13,562	124,829
Due to related parties	345,873	1,120,702
Other current liabilities	392,435	409,571
Total current liabilities	8,656,648	8,973,372
NON-CURRENT LIABILITIES:
Deferred tax liabilities	5,810	13,795
Total liabilities	8,662,458	8,987,167
STOCKHOLDERS’ EQUITY
Common stock ($0.001 par value; 200,000,000 shares authorized; 9,423,750 and 7,900,000 shares issued and outstanding at December 31, 2017 and 2016)	9,424	7,900
Additional paid-in capital	9,947,084	4,406,561
Stock subscription receivable	(100,000)	(927,730)
Statutory reserves	160,014	140,570
Retained earnings	823,474	727,807
Accumulated other comprehensive income (loss)	308,286	(102,356)
Total stockholders’ equity	11,148,282	4,252,752
Total liabilities and stockholders’ equity	$19,810,740	$13,239,919

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TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For The Years Ended December 31,
	2017	2016	2015

Net revenues	$28,473,016	$24,443,736	$16,312,274
Net revenues - related party	506,495	-	-
Total revenues	28,979,511	24,443,736	16,312,274
Cost of revenues	20,283,321	17,368,249	12,289,773
Cost of revenues - related party	399,177	-	-
Total cost of revenues	20,682,498	17,368,249	12,289,773
Gross profit	8,297,013	7,075,487	4,022,501
Operating expenses:
Selling expense	4,882,367	3,439,843	1,820,700
General and administrative expense	2,095,676	1,407,787	931,107
Research and development expense	1,051,665	1,076,568	593,962
Total operating expenses	8,029,708	5,924,198	3,345,769
Income from operations	267,305	1,151,289	676,732
Interest expense	(82,946)	(102,274)	(117,366)
Government subsidies	414	21,912	22,116
Other income	19,305	51,535	156,908
Other expense	(144,069)	(23,490)	(2,056)
Total other income (expenses)	(207,296)	(52,317)	59,602
Income before income taxes provision	60,009	1,098,972	736,334
Income tax provisions (benefit)	(55,102)	89,801	269,581
Net income	$115,111	$1,009,171	$466,753
Comprehensive income
Net income	$115,111	$1,009,171	$466,753
Other comprehensive income (loss)
Foreign currency translation adjustment	410,642	(221,418)	(143,434)
Total comprehensive income	$525,753	$787,753	$323,319

Earnings per common share
Basic	$0.01	$0.13	$0.06
Diluted	$0.01	$0.13	$0.06
Weighted average common shares outstanding
Basic	8,303,853	7,900,000	7,900,000
Diluted	8,303,853	7,900,000	7,900,000

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TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2017	2016	2015
Cash flows from operating activities
Net income	$115,111	$1,009,171	$466,753
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expense	364,170	256,104	266,534
Bad debt provision	18,201	-	-
Deferred income tax liability	(8,581)	(127)	15,513
Loss on disposal of property, plant and equipment	1,783	-	7,410
Changes in operating assets and liabilities:
Accounts receivable	(971,831)	(609,099)	336,193
Accounts receivable - related party	(10,817)	-	-
Inventories	(2,658,359)	(3,316,762)	(2,136,489)
Due to related parties	5,920
Advances to suppliers	121,360	(610,215)	492,800
Prepayments and other current assets	18,197	(223,632)	167,519
Accounts payable	1,174,363	1,321,954	(482,510)
Accounts payable - related parties	32,440	-
Notes payable	(127,275)	284,510	32,109
Taxes payable	(115,219)	(85,139)	139,153
Advances from customers	(601,855)	513,456	(92,736)
Advances from customers - related party	7,241	-
Other current liabilities	(39,785)	(29,339)	87,013
Net cash used in operating activities	(2,674,936)	(1,489,118)	(700,738)
Cash flows from investing activities
Payments to acquire property, plant and equipment	(227,900)	(9,002)	(231,939)
Proceeds from disposal of property, plant and equipment	2,012	-	-
Payments to acquire land use rights	(103,596)	-	-
Loans to related parties	(533,242)	(2,543,946)	(5,941,665)
Repayments from related parties	15,443	3,400,799	5,790,092
Change in restricted cash	(541,426)	96,337	73,851
Net cash provided by (used in) investing activities	(1,388,709)	944,188	(309,661)
Cash flows from financing activities
Proceeds from issuance of common shares	5,542,047	3,759,423	10
Collection of stock subscription receivable	827,730	-	-
Capital distribution in connection with acquisition of a subsidiary	-	(2,880,000)	-
Proceeds from related parties	1,073,961	3,503,190	971,575
Repayments to related parties	(1,767,391)	(3,310,849)	(56)
Proceeds from short term loans	2,077,219	1,806,411	3,243,000
Repayments of short term loans	(2,494,793)	(1,806,411)	(2,713,203)
Net cash provided by financing activities	5,258,773	1,071,764	1,501,326
Effect of exchange rate changes on cash and cash equivalents	5,878	(33,411)	(29,581)
Net change in cash and cash equivalents	1,201,006	493,423	461,346
Cash and cash equivalents, beginning of the year	1,145,103	651,680	190,334
Cash and cash equivalents, end of the year	$2,346,109	$1,145,103	$651,680

Supplemental cash flow information
Interest paid	$82,234	$102,274	$117,366
Income taxes paid	$59,927	$102,036	$103,436

Non-cash investing and financial activities
Operating expenses paid by related parties	$85,837	$68,679	$84,842
Property, plant and equipment transferred from construction in progress	$-	$34,721	$44,819
Liabilities assumed in connection with purchase of property, plant and equipment	$133,229	$295,280	$46,786
Liabilities assumed in connection with acquisition of a subsidiary	$-	$91,826	$-
Accounts payable settled with loans to related parties	$-	$490,388	$-
Receivables from related parties settled with payables to related parties	$169,906	$92,402	$-
Debt paid by the related party in lieu of repayment to the Company	$-	$-	$125,225

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